UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K/A

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): **July 17, 2008**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Regulation FD

Item 2.02 Regulation FD Disclosure

On July 17, 2008, First Financial Holdings, Inc. announced Third quarter results. For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit (99.1). Press release dated July 17, 2008 with additional financial information.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer

Date: July 17, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Third Quarter Results and additional financial information

Exhibit 99.1

First Financial Holdings, Inc. Third Quarter Results

and additional financial information

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street · Charleston, S.C. 29401
843-529-5933 · FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President-Investor Relations
and Corporate Secretary
(843) 529-5931 or (843) 729-7005

FIRST FINANCIAL HOLDINGS, INC.
REPORTS THIRD QUARTER EARNINGS

Charleston, South Carolina (July 17, 2008) - First Financial Holdings, Inc. ("Company") (NASDAQ GSM: FFCH) today reported net income for the third quarter of its fiscal year ending September 30, 2008. Net income for the quarter ended June 30, 2008 was $5.9 million and decreased $596 thousand or 9.2% from the comparative quarter ended June 30, 2007. Basic and diluted earnings per share totaled $0.51 for the current quarter, compared to $0.55 per basic share and $0.54 per diluted share, respectively for the quarter ended June 30, 2007. Net income and diluted earnings per share for the nine months ended June 30, 2008 totaled $16.3 million, or $1.40, compared with $19.9 million, or $1.63 per diluted share, for the nine months ended June 30, 2007.

President and Chief Executive Officer A. Thomas Hood commented, "In the current economic environment, we are very pleased with our results this quarter. While our net income and earnings per share were 9.2% lower than the comparable quarter and 21.6% lower than the linked quarter, our net interest margin was 3.56% for the quarter ended June 30, 2008 compared to a net interest margin of 3.40% for the quarter ended June 30, 2007. Compared with the most recent quarter, the net interest margin increased by 21 basis points from a net interest margin of 3.35% for the quarter ended March 31, 2008. While lower funding costs continued this quarter, we expect continued pressure on our net interest margin in future quarters as most of our deposit base has repriced and we are seeing increased competition for deposits in the markets we serve. Net interest income for the quarter ended June 30, 2008 was $24.0 million, increasing from $22.1 million or 8.4% for the linked quarter ended March 31, 2008.

Mortgage banking income increased by $550 thousand or 43.0% from the comparative quarter ended June 30, 2007. We continue to provide our customers with a variety of options for real estate finance. We have had strong revenues from mortgage origination and sales during the first nine months of the fiscal year.

The Company recognized a provision for loan losses of $4.9 million for the quarter ended June 30, 2008 compared to $3.6 million for the quarter ended March 31, 2008, and $1.4 million for the quarter ended June 30, 2007. The increase in the provision on both a linked and comparative quarter basis is attributable to increased non-performing loans, charge offs and an assessment of current economic conditions in our markets. The Company increased its allowance for loan losses as a percent of total loans from 80 basis points during the quarter ended March 31, 2008 to 92 basis points during the quarter ended June 30, 2008. Problem assets, which include non-accrual loans, accruing loans more than 90 days past due and real estate owned, as a percentage of total assets were 0.76% at June 30, 2008 compared with 0.28% at June 30, 2007 and 0.60% at March 31, 2008. Problem Assets increases in the linked quarter were in the Construction and Single Family categories. The Company's loan loss reserve coverage of non-performing loans was 126.3% at June 30, 2008 compared to 261.9% at June 30, 2007 and 138.8% at March 31, 2008.

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Hood noted, "We are very vigorously monitoring credit trends and specific loans in our loan portfolio. While the Company is experiencing higher levels of non-performing loans and net loan charge-offs, our comparisons are to historical lows. We remain very confident in our underwriting. Annualized net loan charge-offs as a percentage of net loans totaled 0.32% for the quarter ended June 30, 2008 compared with 0.17% for the comparable quarter one year ago and 0.43% for the quarter ended March 31, 2008. During the June quarter, we experienced decreases in commercial and real estate charge-offs while consumer charge-offs increased. Specifically, increased consumer charge-offs were in the credit card and manufactured housing categories. Our total exposure to 1-4 family construction loans at June 30, 2008 was approximately $75 million."

Non-interest income had an especially strong quarter with the addition of Somers-Pardue and increased revenues in each major category. Total non-interest revenues were $16.4 million for the third quarter of fiscal 2008, an increase of $2.9 million from $13.5 million for the quarter ended June 30, 2007. This increase is primarily attributable to increases in insurance commissions, mortgage banking operations and service charges and fees on deposit accounts. Total revenues, defined as net interest income plus total other income, excluding gains on sales of investments and gains on disposition of assets, increased to $40.4 million, for the quarter ended June 30, 2008, an increase of $6.0 million, or 17.4%, from $34.4 million during the comparable quarter ended June 30, 2007.

Total non-interest expenses increased by $2.9 million or 12.7%, to $25.7 million for the quarter ended June 30, 2008 compared to $22.8 million for the quarter ended June 30, 2007. Salary and employee benefits costs increased this quarter as a result of the acquisition of the operations of The Somers-Pardue Agency, Inc. and to increased healthcare costs. We continue to have higher occupancy expenses as a result of our recently completed renovations. We expect that leases on these properties will reduce occupancy costs in future quarters. Several new leases have been executed and occupancy is expected during the first quarter of fiscal 2009. Marketing expenses also increased slightly this quarter compared to the quarter ended March 31, 2008.

Hood noted, "Two additional in-store sales centers are expected to open late 2008 and we are relocating our Shoppers Port branch on Highway 17 South in Charleston. In Florence, South Carolina we closed our Second Loop branch and we will be relocating our South Park branch into a new facility later this year. Our in-store operations produce many new deposit account relationships. Our overall checking account growth rate during fiscal 2008 is 6.4% while our in-store growth rate on demand accounts is 22%. Our in-store locations now represent 25% of total sales offices."

Hood commented, "The housing market outlook remains challenging and we are continuing to see slowness in the housing market as a result of increased inventories of residential units and fewer housing starts. We expect that our markets will perform better than other markets in the southeast. The vast majority of our loans finance properties in coastal South Carolina. Coastal markets in North and South Carolina continue to have lower levels of unemployment and better job growth. Recent (May 2008) unemployment rates in our primary market, the Charleston MSA, were 4.9% compared to South Carolina at 6.5% and the U.S. at 5.5%"

Hood continued, "While current market conditions continue to present many challenges for all financial institutions, we are committed to finding the best financial solutions for our customers and the best results for our shareholders. Our Board of Directors, officers and employees remain focused on achieving our financial and operational goals for fiscal 2008," Hood concluded.

-more-

As of June 30, 2008, First Financial's total assets were $2.9 billion, loans receivable totaled $2.3 billion and deposits were $1.9 billion. Stockholders' equity was $188.0 million and book value per common share totaled $16.10 at June 30, 2008. First Federal's capital ratio (i.e., equity divided by assets) was 7.0% at June 30, 2008, compared to 7.0% and 7.4% at March 31, 2008 and June 30, 2007, respectively. Tangible equity to assets was 7.2% at June 30, 2008, compared to 7.1% and 7.5% at March 31, 2008 and June 30, 2007, respectively. As of June 30, 2008, First Federal remained categorized "well capitalized" under regulatory standards.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), which operates 57 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and R. Wayne Hall, Executive Vice President and CFO, will discuss these results in a conference call at 2:00 PM (EDT), July 17, 2008. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, the credit risk of lending activities, including changes in the level of and trend of loan delinquencies and charge-offs, results of examinations by our banking regulators, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.

-more-

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	Three Months Ended			Nine Months Ended	
	06/30/08	06/30/07	03/31/08	06/30/08	06/30/07
Statements of Income					
Interest income	$ 43,229	$ 42,540	$ 43,810	$ 131,401	$ 125,113
Interest expense	19,220	21,559	21,669	64,192	62,975
Net interest income	24,009	20,981	22,141	67,209	62,138
Provision for loan losses	(4,907)	(1,390)	(3,567)	(11,721)	(3,314)
Net interest income after provision	19,102	19,591	18,574	55,488	58,824
Other income					
Net gain on sale of investments and mortgage-backed securities	4		645	750	266
Brokerage fees	665	571	906	2,251	1,887
Commissions on insurance	7,136	5,083	6,532	17,705	15,982
Other agency income	296	321	237	783	893
Service charges and fees on deposit accounts	5,912	5,720	5,780	17,769	15,748
Mortgage banking income	1,828	1,278	2,961	6,638	3,333
Gains on disposition of assets	43	115	59	139	190
Other	504	407	681	1,794	1,544
Total other income	16,388	13,495	17,801	47,829	39,843
Other expenses					
Salaries and employee benefits	16,625	14,484	15,963	50,596	44,497
Occupancy costs	2,016	1,601	2,012	6,062	4,822
Marketing	685	751	570	1,949	1,740
Furniture and equipment expense	1,445	1,362	1,374	4,245	3,890
Other	4,944	4,580	4,143	13,565	12,666
Total other expenses	25,715	22,778	24,062	76,417	67,615
Income before income taxes	9,775	10,308	12,313	26,900	31,052
Provision for income taxes	3,873	3,810	4,783	10,571	11,171
Net income	5,902	6,498	7,530	16,329	19,881
Earnings per common share:					
Basic	0.51	0.55	0.65	1.40	1.66
Diluted	0.51	0.54	0.64	1.40	1.63
Average shares outstanding	11,668	11,886	11,659	11,658	11,992
Average diluted shares outstanding	11,679	12,032	11,675	11,694	12,172
Ratios:					
Return on average equity	12.60%	13.75%	16.11%	11.65%	14.14%
Return on average assets	0.81%	0.97%	1.06%	0.77%	0.99%
Net interest margin	3.56%	3.40%	3.35%	3.39%	3.38%
Total other expense/average assets	3.54%	3.40%	3.37%	3.59%	3.38%
Efficiency ratio (1)	63.47%	65.90%	61.39%	65.06%	66.28%
Net charge-offs/loans, annualized	0.32%	0.17%	0.43%	0.37%	0.17%

(1) Excludes from income - (losses) gains on sales of securities, net real estate operations, gains on disposition of assets; excludes from expenses - non-recurring compensation expenses

Please Note: Certain prior period amounts have been reclassified to conform to current period presentation.

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

		06/30/08		06/30/07		03/31/08
Statements of Financial Condition						
Assets						
Cash and cash equivalents	$	72,735	$	101,011	$	77,722
Investments		61,760		50,463		64,642
Mortgage-backed securities		353,257		264,655		370,848
Loans receivable, net		2,268,484		2,122,228		2,232,058
Office properties, net		77,673		66,140		76,708
Real estate owned		5,442		1,560		4,310
Intangible assets		40,401		22,712		22,420
Mortgage servicing rights		12,754		13,660		10,685
Other assets		31,522		28,505		29,111
Total Assets		2,924,028		2,670,934		2,888,504
Liabilities						
Deposits		1,865,261		1,885,677		1,875,099
Advances from FHLB		747,000		435,000		719,000
Other borrowings		69,204		97,258		52,204
Other liabilities		54,585		64,240		55,575
Total Liabilities		2,736,050		2,482,175		2,701,878
Stockholders' equity						
Stockholders' equity		298,835		286,761		295,545
Treasury stock		(103,274)		(96,149)		(103,268)
Accumulated other comprehensive loss		(7,583)		(1,853)		(5,651)
Total stockholders' equity		187,978		188,759		186,626
Total liabilities and stockholders' equity		2,924,028		2,670,934		2,888,504
Stockholders' equity/assets		6.43%		7.07%		6.46%
Common shares outstanding		11,674		11,841		11,663
Book value per share	$	16.10	$	15.94	$	16.00

		06/30/08		06/30/07		03/31/08
Credit quality-quarterly results						
Total reserves for loan losses	$	21,023	$	15,188	$	17,901
Loan loss reserves / loans		0.92%		0.71%		0.80%
Reserves/non-performing loans		126.34%		261.86%		138.78%
Provision for losses	$	4,907	$	1,390	$	3,567
Net loan charge-offs	$	1,785	$	943	$	2,358
Problem assets						
Non-accrual loans	$	16,562	$	5,710	$	12,800
Accruing loans 90 days or more past due		79		90		99
REO through foreclosure		5,442		1,560		4,310
Total	$	22,083	$	7,360	$	17,209
As a percent of total assets		0.76%		0.28%		0.60%

BALANCE SHEET	06/30/08	03/31/08	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06
Assets								
Cash and investments	$ 134,495	$ 142,364	$ 137,847	$ 132,963	$ 151,474	$ 169,538	$ 161,515	$ 180,366
Loans receivable	2,268,484	2,232,058	2,194,972	2,140,769	2,122,228	2,107,651	2,077,411	2,061,129
Mortgage-backed securities	353,257	370,848	345,397	297,011	264,655	285,321	290,148	296,493
Office properties and equip.	77,673	76,708	74,791	74,303	66,140	63,349	60,429	56,080
Real estate owned	5,442	4,310	2,748	1,513	1,560	1,277	2,005	1,920
Other assets	84,677	62,216	61,952	64,811	64,877	64,218	63,520	62,140
Total assets	$ 2,924,028	$ 2,888,504	$ 2,817,707	$ 2,711,370	$ 2,670,934	$ 2,691,354	$ 2,655,028	$ 2,658,128
Liabilities								
Deposits	$ 1,865,261	$ 1,875,099	$ 1,806,585	$ 1,854,051	$ 1,885,677	$ 1,877,084	$ 1,819,804	$ 1,823,028
Advances-FHLB	747,000	719,000	708,000	554,000	435,000	454,000	475,000	465,000
Other borrowed money	69,204	52,204	52,206	52,207	97,258	104,730	112,996	115,968
Other liabilities	54,585	55,575	63,620	65,397	64,240	66,194	59,248	70,367
Total liabilities	2,736,050	2,701,878	2,630,411	2,525,655	2,482,175	2,502,008	2,467,048	2,474,363
Total stockholders' equity	187,978	186,626	187,296	185,715	188,759	189,346	187,980	183,765
Total liabilities and stockholders' equity	$ 2,924,028	$ 2,888,504	$ 2,817,707	$ 2,711,370	$ 2,670,934	$ 2,691,354	$ 2,655,028	$ 2,658,128
Total shares o/s	11,674	11,663	11,657	11,635	11,841	11,950	12,065	12,021
Book value per share	$ 16.10	$ 16.00	$ 16.07	$ 15.96	$ 15.94	$ 15.84	$ 15.58	$ 15.29
Equity/assets	6.43%	6.46%	6.65%	6.85%	7.07%	7.04%	7.08%	6.91%
AVERAGE BALANCES								
Total assets	$ 2,906,266	$ 2,853,106	$ 2,764,539	$ 2,691,152	$ 2,681,144	$ 2,673,191	$ 2,656,578	$ 2,655,784
Earning assets	2,714,252	2,655,387	2,584,426	2,476,732	2,477,751	2,453,456	2,437,654	2,434,301
Loans	2,269,463	2,227,139	2,189,044	2,142,475	2,131,985	2,103,270	2,080,090	2,072,423
Costing liabilities	2,671,260	2,612,019	2,523,927	2,432,008	2,444,677	2,419,069	2,384,137	2,394,502
Deposits	1,884,688	1,841,855	1,841,414	1,874,849	1,878,237	1,836,062	1,826,960	1,814,111
Equity	187,302	186,961	186,506	187,237	189,053	188,663	185,861	180,275

		Quarter Ended (Unaudited)								Fiscal Year	
		06/30/08	03/31/08	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06	09/30/07	09/30/06
STATEMENT OF OPERATIONS											
Total interest income	$	43,229 $	43,810 $	44,363 $	42,931 $	42,540 $	41,388 $	41,185 $	40,670 $	168,044 $	151,340
Total interest expense		19,220	21,669	23,303	22,239	21,559	20,933	20,483	20,022	85,214	71,615
Net interest income		24,009	22,141	21,060	20,692	20,981	20,455	20,702	20,648	82,830	79,725
Provision for loan losses		(4,907)	(3,567)	(3,248)	(1,850)	(1,390)	(1,071)	(853)	(1,100)	(5,164)	(4,895)
Net int. inc. after provision		19,102	18,574	17,812	18,842	19,591	19,384	19,849	19,548	77,666	74,830
Other income											
Gain on investment securities		4	645	100			266		11	266	5
Brokerage fees		665	906	680	665	570	709	607	664	2,551	2,777
Commissions on insurance		7,136	6,532	4,037	4,883	5,082	6,970	3,930	4,921	20,865	19,607
Other agency income		296	237	250	288	321	325	247	303	1,181	1,185
Mortgage banking income		1,828	2,961	1,849	922	1,278	768	1,287	883	4,255	4,989
Svc. chgs/fees-dep. accts		5,912	5,780	6,077	5,818	5,720	4,938	5,090	5,130	21,566	20,266
Gains (losses) on disposition of properties		43	59	36	40	115	19	56	74	230	989
Other		504	681	611	758	409	689	447	784	2,304	2,137
Total other income		16,388	17,801	13,640	13,374	13,495	14,684	11,664	12,770	53,218	51,955
Other expenses											
Salaries & employee benefits		16,625	15,963	18,007	14,172	14,596	14,840	15,173	14,045	58,669	54,648
Occupancy costs		2,016	2,012	2,034	1,810	1,601	1,566	1,655	1,561	6,632	5,754
Marketing		685	570	694	521	751	562	427	576	2,261	2,353
Furniture and equipment expense		1,445	1,374	1,532	1,641	1,473	1,380	1,373	1,395	5,867	5,406
Other		4,944	4,143	4,373	4,677	4,357	3,978	3,883	4,003	17,008	15,774
Total other expenses		25,715	24,062	26,640	22,821	22,778	22,326	22,511	21,580	90,437	83,935
Income before taxes		9,775	12,313	4,812	9,395	10,308	11,742	9,002	10,738	40,447	42,850
Provision for income taxes		3,873	4,783	1,915	4,204	3,810	4,202	3,159	3,820	15,375	15,221
Net Income	$	5,902 $	7,530 $	2,897 $	5,191 $	6,498 $	7,540 $	5,843 $	6,918 $	25,072 $	27,629

Note: Certain prior period amounts have been reclassified to conform to current period presentation.

Average shares o/s, basic		11,668	11,659	11,646	11,741	11,886	12,043	12,046	12,007	11,929	12,024
Average shares o/s, diluted		11,679	11,675	11,727	11,842	12,032	12,223	12,259	12,174	12,089	12,190
Net income per share - basic	$	0.51 $	0.65 $	0.25 $	0.44 $	0.55 $	0.63 $	0.49 $	0.58 $	2.10 $	2.30
Net income per share - diluted	$	0.51 $	0.64 $	0.25 $	0.44 $	0.54 $	0.62 $	0.48 $	0.57 $	2.07 $	2.27
Dividends paid per share	$	0.255 $	0.255 $	0.255 $	0.25 $	0.25 $	0.25 $	0.25 $	0.24 $	1.00 $	0.92

	Quarter Ended (unaudited)								Fiscal Year	
	06/30/08	03/31/08	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06	09/30/07	09/30/06
OTHER RATIOS										
Return on Average Assets	0.81%	1.06%	0.42%	0.77%	0.97%	1.13%	0.88%	1.04%	0.94%	1.06%
Return on Average Equity	12.60%	16.11%	6.21%	11.09%	13.75%	15.99%	12.52%	15.35%	13.40%	15.76%
Average yield on earning assets	6.40%	6.63%	6.81%	6.89%	6.88%	6.84%	6.70%	6.63%	6.82%	6.35%
Average cost of paying liabilities	2.89%	3.34%	3.67%	3.65%	3.54%	3.51%	3.41%	3.32%	3.53%	3.05%
Gross spread	3.51%	3.29%	3.14%	3.24%	3.34%	3.33%	3.29%	3.31%	3.29%	3.30%
Net interest margin	3.56%	3.35%	3.23%	3.31%	3.40%	3.38%	3.37%	3.37%	3.36%	3.35%
Operating exp./avg. assets	3.54%	3.37%	3.86%	3.48%	3.50%	3.41%	3.47%	3.34%	3.46%	3.32%
Efficiency ratio	63.47%	61.39%	71.10%	66.77%	65.90%	63.87%	69.27%	65.22%	66.40%	64.68%

Note: Average yields, costs and margins

for prior periods adjusted to actual days

COMPOSITION OF GROSS LOAN PORTFOLIO										
Mortgage Loans (1-4 Family)	$ 880,759	$ 887,670	$ 882,179	$ 876,320	$ 882,081	$ 890,541	$ 888,721	$ 894,283		
Construction Loans (1-4 Family)	95,476	98,884	100,712	110,375	108,132	111,174	110,613	117,916		
Commercial Real Estate	353,919	340,872	329,140	294,232	284,649	286,103	282,396	283,016		
Commercial Business Loans	89,004	84,798	82,836	81,846	83,629	86,890	82,974	82,316		
Land	259,146	251,937	246,532	231,415	227,471	222,165	219,349	206,858		
Home Equity Lines of Credit	296,902	281,178	270,880	263,922	263,588	257,281	255,609	252,393		
Mobile Home Loans	216,467	210,287	206,270	199,349	193,449	184,704	179,440	173,801		
Credit Cards	15,824	15,638	16,198	14,775	14,272	13,940	14,579	13,334		
Other Consumer Loans	139,084	136,546	138,282	138,719	134,944	120,337	114,013	119,741		
	$ 2,346,581	$ 2,307,810	$ 2,273,029	$ 2,210,953	$ 2,192,215	$ 2,173,135	$ 2,147,694	$ 2,143,658		

Note: The Composition of Gross Loans above

has been changed to collateral type which agrees

with the 10Qs as filed with the SEC.

ASSET QUALITY										
Non-accrual loans	$ 16,562	$ 12,800	$ 10,133	$ 6,087	$ 5,710	$ 5,049	$ 3,796	$ 3,684		
Loans 90 days or more past due	79	99	68	49	90	56	44	64		
REO thru foreclosure	5,442	4,310	2,748	1,513	1,560	1,277	2,005	1,920		
TOTAL	$ 22,083	$ 17,209	$ 12,949	$ 7,649	$ 7,360	$ 6,382	$ 5,845	$ 5,668		
LOAN AND REO LOSS RESERVES										
Total reserves for loan losses	$ 21,023	$ 17,901	$ 16,692	$ 15,428	$ 15,188	$ 14,756	$ 14,714	$ 14,681		
Loan loss reserves/ loans	0.92%	0.80%	0.76%	0.72%	0.71%	0.70%	0.70%	0.71%		
Provision for losses	4,907	3,567	3,248	1,850	1,390	1,071	853	1,100		
Net loan charge-offs	1,785	2,358	1,983	1,610	958	1,030	820	938		
Net charge-offs/average net loans	0.08%	0.11%	0.09%	0.08%	0.05%	0.05%	0.04%	0.04%		
Annualized net charge-offs/av.loans	0.32%	0.43%	0.36%	0.30%	0.18%	0.19%	0.16%	0.18%		